Auto Search Cars, Inc.
164 Eleven Levels Road
Ridgefield, CT 06877

June 21, 2010

Jeffrey Riedier
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Re:    Auto Search Cars, Inc.
Registration Statement on Form S-4/A No. 2
Filed May 27, 2010
File No. 333-164879

Dear Mr. Riedier:

By letter dated June 14, 2010, the staff (the “Staff,” “you,” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Auto Search Cars, Inc. (“Auto Search” or, the “Company,” “we,” “us,” or “our”) with its comments on the Company’s Registration Statement (the “Registration Statement”) on Form S-4 filed on May 27, 2010. We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the questions are listed below, followed by the Company’s response.

General

1. On page 40, you disclose that Curaxis shareholders will own 89% of Auto Search shares upon completion of the Merger, while on page F-24, you disclose that Curaxis shareholders will own 91% of Auto Search shares and on page PF-4, you disclose that Curaxis shareholders will own 85% of Auto Search shares upon completion of the Merger.  In addition on page 40, you disclose that 71,667,902 shares will have been issued once the Merger becomes effective, while on page PF-6 you disclose that 71,817,370 shares will be outstanding upon completion of the Merger.  Please revise to make these percentages and amounts consistent throughout your filing or explain to us why they differ.

RESPONSE: We have revised the Registration Statement to report the percentage of ownership that Curaxis shareholders will have subsequent to the Merger consistently throughout the document.  Based on the number of actual shares outstanding of Auto Search and Curaxis at April 30, 2010, 71,667,902 shares of common stock will have been issued upon completion of the proposed Merger.  However, in preparing the pro forma Condensed Combined Financial statements presented on pages PF-1 through PF-7, we relied on the outstanding shares reported by the combining companies as of March 31, 2010, which is the most recent quarter end for which historical financial statements are available.  The number of shares outstanding at March 31, 2010, does not reflect the exercise of 29,628 warrants for the purchase of common stock executed during the month ended April 30, 2010.  These transactions occurred within the normal course of business and did not occur as a direct result of the proposed Merger and thus, were excluded from our pro forma adjustments.  In addition, the pro forma combined number of shares outstanding of 71,817,370 reflects the issuance of 179,097 shares of common stock as compensation for legal services related to the proposed transaction.  The additional shares to be issued are not reflected elsewhere in the document.

Material United States Federal Income Tax Consequences, page 42

2.  We note your revisions to this disclosure based on our prior comment 6.  However, your disclosure here, and the tax opinion of Mr. Wigg-Maxwell, still refer to counsel’s conclusions regarding the merger, rather than the transaction.  Please revise your disclosure, and the accompanying tax opinion, to discuss counsel’s conclusions as to the material tax consequences of the transaction that is the subject of this registration.

RESPONSE: We have revised the disclosure in the Registration Statement and the tax opinion in order to discuss the tax counsel’s conclusions as to the material tax consequences of the transaction relating to the registration of securities in the Registration Statement.

3.  The discussion of the tax opinion should address all material consequences.  Please revise the first sentence to delete the word “certain.”

RESPONSE: Tax counsel has revised the tax opinion to discuss all material consequences.  The word “certain” has been removed from the document.

4.  Please identify the representations that form the basis for the tax opinion and describe the qualifications and limitations contained in the tax opinion.

RESPONSE: Tax counsel has revised the tax opinion to (i) identify the representations that form the basis for the tax opinion and (ii) describe the qualifications and limitations of the tax opinion.

Further, the Company agrees and acknowledges that:

(1)	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)
The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Jonathan Martin
Jonathan Martin
Chief Executive Officer

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